Exhibit 99.1

Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue,
Laishan District, Yantai, Shandong Province
People’s Republic of China 264003

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON July 14, 2026

June 22, 2026

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of Decent Holding Inc., a Cayman Islands exempted company (the “Company”), will be held on July 14, 2026, at 11:00 a.m., Beijing Time (11:00 p.m. on July 13, 2026, Eastern Time), at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003, for the following purposes:

Proposal One	By an ordinary resolution, to approve an increase of the authorised share capital of the Company from US$50,000 divided into 19,800,000 Class A Ordinary Shares of a par value of US$0.0025 each (the “Class A Ordinary Shares”) and 200,000 Class B Ordinary Shares of a par value of US$0.0025 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”), to US$2,500,000 divided into 900,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each, by the creation of an additional 880,200,000 Class A Ordinary Shares and an additional 99,800,000 Class B Ordinary Shares, each of a par value of US$0.0025 each (the “Share Capital Change”); and to authorize any one or more directors or officers of the Company, in its sole and absolute discretion, to take all actions and execute all documents as it considers necessary or desirable to give effect to the Share Capital Change, including instructing the Company’s registered office provider or transfer agent to complete the necessary corporate records and filings to reflect the Share Capital Change.

Proposal Two	By an ordinary resolution, to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than 1-for-10 and not more than 1-for-250, with the exact ratio and effective time of each to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time prior to the one-year anniversary of the Meeting, together with authority to settle fractional entitlements and to take all actions and make all filings necessary or desirable to give effect to and implement such share consolidations (the “Share Consolidation”).

Proposal Three	By a special resolution, subject to and conditional upon the passing of Proposal One, to amend and restate the currently effective Third Amended and Restated Memorandum and Articles of Association of the Company (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with a Fourth Amended and Restated Memorandum and Articles of Association (the “Fourth A&R M&A”), being in the form of the Existing M&A, with amendments to the authorised share capital description to reflect the Share Capital Change, and to authorize the related filings with the Registrar of Companies in the Cayman Islands and all further actions to carry out the intent of these resolutions (the “Adoption of the Fourth A&R M&A”).

Proposal Four	By a special resolution, subject to and conditional upon the passing of Proposal Two, to approve the adoption of an amended and restated memorandum and articles of association upon the effectiveness of each Share Consolidation, solely to reflect such Share Consolidation, in substitution for the memorandum and articles of association in effect immediately prior to such Share Consolidation (the “Adoption of New M&A upon Each Share Consolidation”).

Proposal Five	By an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the “Adjournment Proposal”).

Holders of record of our Class A Ordinary Shares and Class B Ordinary Shares at the close of business on June 5, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting. The Board urges shareholders to vote “FOR” Proposal One, Proposal Two, Proposal Three, Proposal Four and Proposal Five.

A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about June 26, 2026.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors, Sincerely,

/s/ Haicheng Xu
Haicheng Xu
Chief Executive Officer

Decent Holding Inc.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

PROXY STATEMENT

The board of directors (the “Board”) of Decent Holding Inc., a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on July 14, 2026, at 11:00 a.m., Beijing Time (11:00 p.m. on July 13, 2026, Eastern Time), at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement. These matters include (1) the Share Capital Change, (2) the Share Consolidation, (3) the Adoption of the Fourth A&R M&A, (4) the Adoption of New M&A upon Each Share Consolidation, and (5) the Adjournment Proposal, if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	FOR the Share Capital Change (Proposal One);

●	FOR the Share Consolidation (Proposal Two);

●	FOR the Adoption of the Fourth A&R M&A (Proposal Three);

●	FOR the Adoption of New M&A upon Each Share Consolidation (Proposal Four); and

●	FOR the Adjournment Proposal, if necessary (Proposal Five).

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on June 5, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 1,615,128 Class A Ordinary Shares of a par value of US$0.0025 each and 200,000 Class B Ordinary Shares of a par value of US$0.0025 each issued and outstanding. Holders of Class A Ordinary Shares as of the Record

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are several ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares;

●	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card to: Proxy Team, Transhare Corporation, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764;

●	By Email — You can vote by email by signing, dating, scanning and emailing the enclosed proxy card to Proxy@Transhare.com; or

●	By Fax — You can vote by fax by signing, dating, and faxing the enclosed proxy card to 1.727.269.5616.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 a.m. on July 14, 2026, Beijing Time (11:59 p.m. on July 13, 2026, Eastern Time). Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

●	FOR the Share Capital Change (Proposal One);

●	FOR the Share Consolidation (Proposal Two);

●	FOR the Adoption of the Fourth A&R M&A (Proposal Three);

●	FOR the Adoption of New M&A upon Each Share Consolidation (Proposal Four); and

●	FOR the Adjournment Proposal, if necessary (Proposal Five).

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, the presence in person or by proxy of one or more holders of at least one-third (1/3rd) of all of the issued shares of the Company shall be a quorum for the transaction of business except as otherwise provided by law.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

●	Proposal One shall be passed by way of an ordinary resolution, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

●	Proposal Two shall be passed by way of an ordinary resolution, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	Proposal Three shall be passed by way of a special resolution, being the affirmative vote of at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	Proposal Four shall be passed by way of a special resolution, being the affirmative vote of at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	Proposal Five shall be passed by way of an ordinary resolution, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

For the purpose of determining whether the shareholders have approved Proposal One, Proposal Two, Proposal Three, Proposal Four and Proposal Five, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of the relevant proposal, although they will be counted for purposes of determining whether there is a quorum present.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy;

●	submitting a properly signed proxy card by mail, email or fax bearing a later date;

●	voting over the Internet; or

●	voting in person at the Meeting.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail at the address set forth above, or contact our transfer agent, Transhare Corporation, at +1 (303) 662-1112.

PROPOSAL ONE

SHARE CAPITAL CHANGE

General

We are proposing, by an ordinary resolution, to approve an increase of the Company’s authorised share capital from US$50,000 divided into 19,800,000 Class A Ordinary Shares of a par value of US$0.0025 each (the “Class A Ordinary Shares”) and 200,000 Class B Ordinary Shares of a par value of US$0.0025 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”), to US$2,500,000 divided into 900,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each, by the creation of an additional 880,200,000 Class A Ordinary Shares of a par value of US$0.0025 each and an additional 99,800,000 Class B Ordinary Shares of a par value of US$0.0025 each (the “Share Capital Change”); and to authorize any one or more directors and officers of the Company to take all such actions and execute all such documents, and to make all such filings with the Registrar of Companies in the Cayman Islands and updates to the register of members, as they consider necessary or desirable to give effect to the Share Capital Change. The additional Class A Ordinary Shares and Class B Ordinary Shares to be created will rank pari passu in all respects with the existing Class A Ordinary Shares and Class B Ordinary Shares, respectively.

Purpose of the Share Capital Change

The Board believes that the Share Capital Change is in the commercial and best interests of the Company and its shareholders and is for proper purposes. The creation of additional authorised but unissued Ordinary Shares will provide the Company with greater flexibility to issue Ordinary Shares from time to time for general corporate purposes as the Board may determine, including financings, strategic transactions and equity incentive arrangements, and will facilitate the Share Consolidation described in Proposal Two, in each case without the delay and expense of seeking further shareholder approval at the time of any such action.

Effects of the Share Capital Change

Authorised Shares

Upon the Share Capital Change becoming effective, the authorised share capital of the Company will be US$2,500,000 divided into 900,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each. The number of authorised Class A Ordinary Shares will increase from 19,800,000 to 900,000,000, the number of authorised Class B Ordinary Shares will increase from 200,000 to 100,000,000, and the par value of each Ordinary Share will remain US$0.0025. The total authorised share capital of the Company will increase from US$50,000 to US$2,500,000.

Rights of Shareholders

The Share Capital Change will not alter the relative rights, preferences or restrictions attaching to the Class A Ordinary Shares or the Class B Ordinary Shares. Each Class A Ordinary Share will continue to carry one (1) vote and each Class B Ordinary Share will continue to carry twenty (20) votes. There are no preferred shares currently issued and outstanding.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE

SHAREHOLDERS VOTE “FOR” THIS PROPOSAL

PROPOSAL TWO

SHARE CONSOLIDATION

General

We are proposing, by an ordinary resolution, to approve (a) one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, at a ratio of not less than 1-for-10 and not more than 1-for-250, with the final ratio to be determined by the Board in its sole discretion at any time after approval by the shareholders (altogether, the “Share Consolidations” and each, a “Share Consolidation”), and to authorize the Board to implement such Share Consolidations at the exact consolidation ratio and effective time as the Board may determine in its absolute discretion at any time prior to the one-year anniversary of the Meeting; and (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidations, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidations, including capitalizing all or any part of any amount standing to the credit of any reserve or fund of the Company and applying such sum in paying up unissued Ordinary Shares to round up any fractions, and the Board be and is hereby authorized to do all other acts and things it considers necessary or desirable for the purposes of giving effect to and implementing the Share Consolidations, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate records and make necessary filings to reflect the Share Consolidations.

Purpose of the Share Consolidations

The Company believes that the Share Consolidations are in the commercial and best interests of the Company and its shareholders and for proper purposes. Each Share Consolidation is expected to increase the per-share trading price of the Company’s Class A Ordinary Shares. A higher share price may improve the marketability and liquidity of the Company’s shares, assist the Company in maintaining compliance with the continued listing requirements of the applicable securities exchange, and enhance the perception of the Company among investors, analysts and other market participants.

Fractional Shares

No fractional shares shall be issued upon any Share Consolidation. Upon approval of this Proposal, the directors will be authorized to round up any fractions of Ordinary Shares resulting from a Share Consolidation at participant level.

Effects of the Share Consolidations

Authorized and Unissued Shares

At the time a Share Consolidation is effective, our authorized but unissued Ordinary Shares will be consolidated at the ratio between one (1)-for-ten (10) and one (1)-for-two hundred and fifty (250), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range as determined by the Board.

Issued and Outstanding Shares

A Share Consolidation will also reduce the number of issued and outstanding Ordinary Shares at the ratio between one (1)-for-ten (10) and one (1)-for-two hundred and fifty (250), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be determined by the Board. Each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of a Share Consolidation would remain the same, except for adjustments resulting from the treatment of fractional shares. Proportionate adjustments will be made to the per share exercise or conversion price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants and convertible or exchangeable securities. There are no preferred shares currently issued and outstanding.

Procedure for Implementing a Share Consolidation

As soon as practicable after the effective date of a Share Consolidation, the Company’s shareholders will be notified that a Share Consolidation has been effected through a filing with the SEC. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates, if any. Holders of pre-consolidation shares may be asked to surrender certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares in accordance with the procedures set forth in a letter of transmittal to be sent by the Company.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE

SHAREHOLDERS VOTE “FOR” THIS PROPOSAL

PROPOSAL THREE

ADOPTION OF THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are proposing, by a special resolution, subject to and conditional upon the approval of the Share Capital Change under Proposal One: (i) to amend and restate the currently effective Third Amended and Restated Memorandum and Articles of Association of the Company (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with a Fourth Amended and Restated Memorandum and Articles of Association (the “Fourth A&R M&A”), being in the form of the Existing M&A, with amendments to the authorised share capital description to reflect the Share Capital Change; and (ii) to authorize the Company’s registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to the Share Capital Change and the Fourth A&R M&A with the Registrar of Companies in the Cayman Islands accordingly, and to authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Adoption of the Fourth A&R M&A”).

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Company’s currently effective memorandum and articles of association will become effective according to the terms of such proposal, subject to Proposal One also being approved by our shareholders.

This Proposal Three is conditioned on the approval of Proposal One. If Proposal One does not receive the requisite vote for approval, then the amendment and restatement of our currently effective memorandum and articles of association pursuant to this Proposal Three will not be effective, even if this proposal receives the requisite votes for approval.

Vote Required

This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although they will be counted for purposes of determining whether there is a quorum present.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE

SHAREHOLDERS VOTE “FOR” THIS PROPOSAL

PROPOSAL FOUR

ADOPTION OF NEW M&A UPON EACH SHARE CONSOLIDATION

General

We are proposing, by a special resolution, subject to approval by the shareholders of Proposal Two, and entirely conditional upon the effectiveness of a Share Consolidation with the exact consolidation ratio and effective date as determined by the Board, to approve the adoption of an amended and restated memorandum and articles of association (the “New M&A”) in substitution for, and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Share Consolidation, solely to reflect such Share Consolidation, so long as it is implemented at any time prior to the one-year anniversary of the Meeting (the “Adoption of New M&A upon Each Share Consolidation”).

Potential Effects

This Proposal Four is conditioned on the approval of Proposal Two. If Proposal Two does not receive the requisite vote for approval, then the New M&A will not become effective, even if this proposal receives the requisite votes for approval.

Vote Required

This proposal requires the affirmative (“FOR”) vote of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although they will be counted for purposes of determining whether there is a quorum present.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE

SHAREHOLDERS VOTE “FOR” THIS PROPOSAL

PROPOSAL FIVE

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF ALL THE RESOLUTIONS CONTEMPLATED BY PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE AND PROPOSAL FOUR

Proposal Five, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Five is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three and Proposal Four.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Five, which is considered a routine matter.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE

SHAREHOLDERS VOTE “FOR” THIS PROPOSAL

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the Share Capital Change, the Share Consolidation, the Adoption of the Fourth A&R M&A, the Adoption of New M&A upon Each Share Consolidation and the Adjournment Proposal, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: June 22, 2026	By Order of the Board of Directors

/s/ Haicheng Xu
Haicheng Xu
Chief Executive Officer